Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280368

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 9 DATED APRIL 15, 2025

TO THE PROSPECTUS DATED NOVEMBER 6, 2024

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated November 6, 2024 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the acquisition of an industrial property;

•	to disclose the acquisition of a Japanese multifamily property;

•	to disclose the transaction price for each class of our common stock as of May 1, 2025;

•	to disclose the calculation of our March 31, 2025 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to update the “Experts” section of the Prospectus.

Industrial Property Acquisition

In March 2025, we acquired Mountain View Industrial Center, a warehouse distribution center located in the Herriman submarket of Salt Lake City, Utah. The purchase price was $30.0 million. The 264,832 square foot property is 100% leased.

Multifamily Property Acquisition

In March 2025, we acquired Meidaimae Multifamily, a multifamily asset located in Tokyo, Japan. The gross purchase price was $30.2 million. The property consists of 58 residential units and 2 retail units and is 100% leased.

May 1, 2025 Transaction Price

The transaction price for each class of our common stock for subscriptions accepted as of May 1, 2025 (and repurchases as of April 30, 2025) is as follows:

Transaction Price (per share)
Class T	$11.53
Class S	$11.39
Class D	$11.55
Class I	$11.51

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of March 31, 2025. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

VGN-NREIT2-0425P

March 31, 2025 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of March 31, 2025 ($ and shares in thousands):

Components of NAV	March 31, 2025
Investments in real property	$2,319,027
Investments in commercial mortgage loans	197,090
Investments in real estate debt	111,299
Investments in international affiliated funds	108,181
Investments in real estate-related securities	102,718
Cash and cash equivalents	34,034
Restricted cash	29,634
Other assets	11,798
Debt obligations	(640,638)
Other liabilities	(69,852)
Subscriptions received in advance	(28,449)
Stockholder servicing fees payable the following month(1)	(527)
Non-controlling interests in joint ventures	(5,742)

Net Asset Value	$2,168,303
Net asset value attributable to preferred stock	129

NAV attributable to common stockholders	$2,168,174

Number of outstanding shares of common stock	187,607

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of March 31, 2025, we have accrued under GAAP approximately $43.4 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of March 31, 2025 ($ and shares in thousands, except per-share data):

	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$172,238	$523,158	$81,437	$1,049,898	$341,443	$2,168,174
Number of outstanding shares	14,939	45,929	7,048	91,204	28,487	187,607

NAV per share	$11.53	$11.39	$11.55	$11.51	$11.99

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.96%	5.85%
Multifamily	6.66	5.48
Office	7.89	7.20
Healthcare	7.40	6.51
Retail	6.91	5.93
Self-Storage	7.29	5.68
Single-Family Housing	7.25	5.50

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Retail Investment Values	Self-Storage Investment Values	Single- Family Housing Investment Values
Discount Rate	0.25% decrease	2.01%	2.00%	1.94%	1.98%	1.96%	1.97%	1.92%
(weighted average)	0.25% increase	(1.99)%	(1.73)%	(1.84)%	(1.90)%	(1.83)%	(1.80)%	(1.92)%
Exit Capitalization Rate	0.25% decrease	2.94%	3.03%	2.32%	2.59%	2.69%	2.62%	2.99%
(weighted average)	0.25% increase	(2.68)%	(2.62)%	(2.13)%	(2.34)%	(2.41)%	(2.46)%	(2.63)%

Status of our Current Public Offering

In our prior public offerings we sold 214,628,246 shares of our common stock resulting in gross offering proceeds of $2,604,869,559. Our third public offering was declared effective by the SEC and commenced on November 6, 2024. In our third public offering, we are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 14,869,996 shares of our common stock in this offering, resulting in gross offering proceeds of approximately $172,474,149. We intend to continue selling shares in this offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of the Prospectus.

The estimated market values of our investments in real property and investments in commercial mortgage loans as of March 31, 2025 presented on page 2 of this Supplement under the section “March 31, 2025 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

3